Item 1


                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

Month                           March-01
Payment Date                    15th of each month
Convention                      Modified Following Business Day
Current Payment Date            15-Mar-01
Current Calculation Date        9-Mar-01
Previous Payment Date           15-Feb-01
Previous Calculation Date       9-Feb-01
------------------------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates
------------------------------------------------------------------------------------------------
                                     Prior         Deposits      Withdrawals      Balance on
                                    Balance                                    Calculation Date
                                   9-Feb-01                                        9-Mar-01
------------------------------------------------------------------------------------------------
Expense Account                    5,408,657.40    2,875,088.27  (3,327,178.38)    4,956,567.29
Collection Account               104,369,523.55   17,871,613.71 (17,786,762.55)  104,454,374.71
Aircraft Purchase Account                     -               -              -                -

 - Liquidity Reserve cash balance 84,716,609.00                              -    86,379,652.00
------------------------------------------------------------------------------------------------
Total                            109,778,180.95   20,746,701.98 (21,113,940.93)  109,410,942.00
------------------------------------------------------------------------------------------------

2. Analysis of Aircraft Purchase Account Activity
------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                  -
Interest Income                                                                               -
Aircraft Purchase Payments                                                                    -
Economic Swap Payments                                                                        -
------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                           -
------------------------------------------------------------------------------------------------

3. Analysis of Expenses Account Activity
------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                       5,408,657.40
Transfer from Collection Account on previous Payment Date                          2,852,809.68
Permitted Aircraft Accrual                                                                    -
Interim Transfer from Collection Account                                                      -
Interest Income                                                                       22,278.59
Balance on current Calculation Date
 - Payments on previous payment date                                              (1,357,749.41)
 - Interim payments                                                                           -
 - Other                                                                          (1,969,428.97)
------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                4,956,567.29
------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity
------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                     104,369,523.55
Collections during period                                                    *    17,871,613.71
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                        (2,191,342.60)
 - Permitted Aircraft Modifications                                                           -
Net Swap payments on previous Payment Date                                          (661,467.08)
Aggregate Note Payments on previous Payment Date                                 (14,933,952.87)
------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                              104,454,374.71
------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                  65,000,000.00
Cash Held
 - Security Deposits                                                              21,379,652.00
                                                                               -----------------
 Liquidity Reserve Amount                                                         86,379,652.00
                                                                               -----------------

* Incudes proceeds from the sale of one engine re MSN 22496

------------------------------------------------------------------------------------------------



                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

Current Payment Date                   15-Mar-01
Current Calculation Date               9-Mar-01
Previous Payment Date                  15-Feb-01
Previous Calculation Date              9-Feb-01
----------------------------------------------------------------------------------------------------------------

Balance in Collection and Expense Account                                                        109,410,942.00
Liquidity Reserve Amount                                                                         (86,379,652.00)
                                                                                              ------------------
Available Collections                                                                             23,031,290.00
                                                                                              ==================

4. Analysis of Collection Account Activity (Continued)
----------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)          Total Required Expense Amount                                                         7,651,900.41
(II) a)      Class A Interest but excluding Step-up                                                4,503,851.33
     b)      Swap Payments other than subordinated swap payments                                     838,453.57
(iii)        First Collection Account top-up (Minimum liquidity reserve $30 m)                    30,000,000.00
(iv)         Class A Minimum principal payment                                                                -
(v)          Class B Interest                                                                        747,653.69
(vi)         Class B Minimum principal payment                                                        60,031.96
(vii)        Class C Interest                                                                        923,663.61
(viii)       Class C Minimum principal payment                                                                -
(ix)         Class D Interest                                                                        708,333.33
(x)          Class D Minimum principal payment                                                                -
(xi)         Second collection account top-up                                                     56,379,652.00
(xii)        Class A Scheduled principal                                                                      -
(xiii)       Class B Scheduled principal                                                             604,057.07
(xiv)        Class C Scheduled principal                                                             164,156.26
(xv)         Class D Scheduled principal                                                                      -
(xvi)        Permitted accruals for Modifications
(xvii)       Step-up interest                                                                                 -
(xviii)      Class A Supplemental principal                                                        6,829,188.76
(xix)        Class E Primary Interest                                                                         -
(xx)         Class B Supplemental principal                                                                   -
(xxi)        Class A Outstanding Principal                                                                    -
(xxii)       Class B Outstanding Principal                                                                    -
(xxiii)      Class C Outstanding Principal                                                                    -
(xxiv)       Class D Outstanding Principal                                                                    -
(xxv)        Subordinated Swap payments                                                                       -
                                                                                              ------------------
             Total Payments with respect to Payment Date                                         109,410,942.00
             less collection Account Top Ups (iii) (b) and (xi) (b) above                         86,379,652.00
                                                                                              ------------------
                                                                                                  23,031,290.00
                                                                                              ==================

----------------------------------------------------------------------------------------------------------------



                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

Current Payment Date                 15-Mar-01
Current Calculation Date             9-Mar-01
Previous Payment Date                15-Feb-01
Previous Calculation Date            9-Feb-01
------------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass
------------------------------------------------------------------------------------------------------
                                        Subclass        Subclass        Subclass         Total
Floating Rate Notes                        A-2             A-3             A-4          Class A

------------------------------------------------------------------------------------------------------
Applicable LIBOR                           5.56875%        5.56875%         5.56875%
Applicable Margin                           0.3200%         0.4600%          0.5200%
Applicable Interest Rate                   5.88875%        6.02875%         6.08875%
Day Count                                   Act/360         Act/360          Act/360
Actual Number of Days                            28              28               28
Interest Amount Payable                  858,888.68    2,649,300.69       995,661.96
Step-up Interest Amount Payable             NA              NA             NA
------------------------------------------------------------------------------------------------------
Total Interest Paid                      858,888.68    2,649,300.69       995,661.96    4,503,851.33
------------------------------------------------------------------------------------------------------

Expected Final Payment Date               15-Dec-05      15-Jun-02       15-May-11
Excess Amortisation Date                  17-Aug-98      15-Feb-06       15-Aug-00
------------------------------------------------------------------------------------------------------
Original Balance                      290,000,000.00  565,000,000.00  235,000,000.00
Opening Outstanding Principal Balance 187,524,593.12  565,000,000.00  210,246,241.13  962,770,834.25
------------------------------------------------------------------------------------------------------
Extended Pool Factors                         74.69%         100.00%         100.00%
Pool Factors                                  65.63%         100.00%          89.42%
------------------------------------------------------------------------------------------------------
Minimum Principal Payment                          -               -               -               -
Scheduled Principal Payment                        -               -               -               -
Supplemental Principal Payment          3,178,099.49               -    3,651,089.27    6,829,188.76
------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount     3,178,099.49               -    3,651,089.27    6,829,188.76
------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                                    -
- amount allocable to premium
------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance 184,346,493.63  565,000,000.00  206,595,151.86  955,941,645.49
------------------------------------------------------------------------------------------------------



5. Payments on the Notes by Subclass (continued)
---------------------------------------------------------------------------------- ----------------------------------------------
                                        Subclass       Subclass          Total        Subclass       Subclass        Total
Floating Rate Notes                       B-1             B-2           Class B          C-1            C-2         Class C
---------------------------------------------------------------------------------- ----------------------------------------------
Applicable LIBOR                          5.56875%        5.56875%                       5.56875%       5.56875%
Applicable Margin                          0.6000%         1.0500%                        1.3500%        2.0500%
Applicable Interest Rate                  6.16875%        6.61875%                       6.91875%       7.61875%
Day Count                                  Act/360         Act/360                        Act/360        Act/360
Actual Number of Days                           28              28                             28             28
Interest Amount Payable                 348,188.35      399,465.34                     450,453.87     473,209.74
Step-up Interest Amount Payable            NA              NA                           NA             NA
----------------------------------------------------------------------------------  ---------------------------------------------
Total Interest Paid                     348,188.35      399,465.34      747,653.69     450,453.87     473,209.74      923,663.61
----------------------------------------------------------------------------------  ---------------------------------------------

Expected Final Payment Date              15-Jul-13       15-Jul-08                     15-Jul-13    15-Jun-08
Excess Amortisation Date                 17-Aug-98       15-Aug-00                     17-Aug-98    15-Aug-00
----------------------------------------------------------------------------------  ---------------------------------------------
Original Balance                      85,000,000.00  80,000,000.00                  85,000,000.00  80,000,000.00
Opening Outstanding Principal Balance 72,570,738.14  77,597,476.11  150,168,214.25  83,708,036.54  79,857,262.92  163,565,299.46
----------------------------------------------------------------------------------  ---------------------------------------------
Extended Pool Factors                       92.76%         100.00%                         99.92%        100.00%
Pool Factors                                87.35%          99.76%                         98.08%         99.61%
----------------------------------------------------------------------------------  ---------------------------------------------
Minimum Principal Payment                29,011.22       31,020.74       60,031.96              -              -               -
Scheduled Principal Payment             291,918.42      312,138.65      604,057.07     113,994.95      50,161.31      164,156.26
Supplemental Principal Payment                   -               -               -              -              -               -
----------------------------------------------------------------------------------  ---------------------------------------------
Total Principal Distribution Amount     320,929.64      343,159.39      664,089.03     113,994.95      50,161.31      164,156.26
----------------------------------------------------------------------------------  ---------------------------------------------
Redemption Amount                                                                               -             -
- amount allocable to principal                                                                 -             -
- amount allocable to premium                                                                   -             -
----------------------------------------------------------------------------------  ---------------------------------------------
Closing Outstanding Principal Balance 72,249,808.50  77,254,316.72  149,504,125.22  83,594,041.59  79,807,101.61  163,401,143.20
----------------------------------------------------------------------------------  ---------------------------------------------


----------------------------------------------------
Fixed Rate Notes                           D-2
----------------------------------------------------
Applicable Interest Rate                    8.50000%
Day count                                     30/360
Number of Days                                    30
Interest Amount Payable                   708,333.33
----------------------------------------------------
Total Interest Paid                       708,333.33
----------------------------------------------------
Expected Final Payment Date               15-Mar-14
Excess Amortisation Date                  15-Jul-10
----------------------------------------------------
Original Balance                      100,000,000.00
Opening Outstanding Principal Balance 100,000,000.00
----------------------------------------------------
Extended Pool Factors                        100.00%
Expected Pool Factors                        100.00%
----------------------------------------------------
Extended Amount                                    -
Expected Pool Factor Amount                        -
Surplus Amortisation
----------------------------------------------------
Total Principal Distribution Amount                -
----------------------------------------------------
Redemption Amount                                  -
- amount allocable to principal                    -
                                      --------------
- amount allocable to premium                      -
----------------------------------------------------
Closing Outstanding Principal Balance 100,000,000.00
----------------------------------------------------



                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

Current Payment Date                      15-Mar-01
Current Calculation Date                   9-Mar-01
Previous Payment Date                     15-Feb-01
Previous Calculation Date                  9-Feb-01
----------------------------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period          15-Mar-01
End of Interest Accrual Period            16-Apr-01
Reference Date                            13-Mar-01

---------------------------------------------------------------------------------------------------------------------------
                                            A-2         A-3         A-4        B-1         B-2         C-1         C-2
---------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                           5.16375%    5.16375%    5.16375%   5.16375%    5.16375%     5.16375%   5.16375%
Applicable Margin                           0.3200%     0.4600%     0.5200%    0.6000%     1.0500%      1.3500%    2.0500%
Applicable Interest Rate                    5.4838%     5.6238%     5.6838%    5.7638%     6.2138%      6.5138%    7.2138%
---------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------
Fixed Rate Notes                            D-1
----------------------------------------------------
Actual Pool Factor                          100.00%
----------------------------------------------------

----------------------------------------------------------------------------

7. Payments per $ 100,000 Inital Outstanding Principal Balance of Notes
---------------------------------------------------------------------------------------------------------------------------
(a) Floating Rate Notes                     A-2         A-3         A-4        B-1         B-2         C-1         C-2
---------------------------------------------------------------------------------------------------------------------------

Opening Outstanding Principal Balance    187,524.59  565,000.00  210,246.24  72,570.74   77,597.48    83,708.04  79,857.26
Total Principal Payments                   3,178.10           -    3,651.09     320.93      343.16       113.99      50.16
Closing Outstanding Principal Balance    184,346.49  565,000.00  206,595.15  72,249.81   77,254.32    83,594.04  79,807.10

Total Interest                               858.89    2,649.30      995.66     348.19      399.47       450.45     473.21
Total Premium                               0.0000%     0.0000%     0.0000%    0.0000%     0.0000%      0.0000%    0.0000%
---------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------
(b) Fixed Rate Notes                        D-2
----------------------------------------------------

Opening Outstanding Principal Balance    100,000.00
Total Principal Payments                          -
Closing Outstanding Principal Balance    100,000.00

Total Interest                               708.33
Total Premium                                     -
----------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------



               Aerco Limited - Cumulative Cash Performance to date - July 17, 2000 to March 15, 2001
----------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------
                                                               Jul 17-  Oct 15-
                                                       Jul 17  Sept 15  Dec      Jan 16  Feb 15  Mar 15
                                                       2000    2000     2000     2001    2001    2001
---------------------------------------------------------------------------------------------------------
                  CASH COLLECTIONS
 [1]              Lease Rentals                                   30.6     49.6    15.3    14.1    16.8
 [2]              - Renegotiated Leases                              -        -       -       -       -
 [3]              - Rental Resets                                    -        -       -       -    (0.2)
---------------------------------------------------------------------------------------------------------
 [4] S [1]..[3]   Contracted Lease Rentals                        30.6     49.6    15.3    14.1    16.6
 [5]              Movement in Current Arrears Balance             (1.9)     0.2    (1.3)    0.7    (2.3)
                  less Net Stress-related Costs
 [6]              - Bad Debts                                        -     (1.2)   (0.3)
 [7]              - Security Deposits Drawn Down                     -        -       -     0.3     0.1
 [8]              - Restructured Arrears                           0.3      0.2     0.2     0.1     0.1
 [9]              - AOG                                              -     (0.7)   (0.6)   (0.5)   (0.3)
[10]              - Other Leasing Income                             -        -       -       -       -
[11]              - Repossession Costs                               -        -       -    (0.1)      -
---------------------------------------------------------------------------------------------------------
[12] S [6]..[11]  sub-total                                        0.3     (1.7)   (0.7)   (0.2)   (0.1)
[13] [4]+[5]+[12] Net Lease Rentals                               29.0     48.1    13.3    14.6    14.2
[14]              Interest Earned                                  0.7      1.6     0.5     0.5     0.4
[15]              Drawings from Expense Account                                       -       -       -
                  Maintenance Receipts                             3.2      5.4     0.5     1.7     1.2
                  Maintenance Payments                            (0.7)    (2.0)   (0.7)      -    (1.2)
---------------------------------------------------------------------------------------------------------
[15]              Net Maintenance                                  2.5      3.4    (0.2)    1.7       -

[16] S [13]..[15] Total Cash Collections                          32.2     53.1    13.6    16.8    14.6

                  CASH EXPENSES
                  Aircraft Operating Expenses
[17]              - Insurance                                        -     (0.1)      -       -       -
[18]              - Re-leasing and other overheads                (0.1)    (4.9)   (0.3)   (0.2)   (0.1)
---------------------------------------------------------------------------------------------------------
[19] [17]+[18]    subtotal                                        (0.1)    (5.0)   (0.3)   (0.2)   (0.1)

                  SG&A Expenses
[20]              Aircraft Servicer Fees
                  - Retainer Fee                                  (0.3)    (0.7)   (0.1)   (0.3)   (0.2)
                  - Rent Collected Fee                            (0.3)    (0.7)   (0.2)   (0.2)   (0.2)
                  - Previous Servicer Fees                        (1.8)       -       -       -       -
---------------------------------------------------------------------------------------------------------
[21]              sub-total                                       (2.4)    (1.4)   (0.3)   (0.5)   (0.4)

[22]              Other Servicer Fees                             (0.5)    (4.6)   (0.6)   (1.2)   (0.6)
---------------------------------------------------------------------------------------------------------
[23] [21]+[22]    subtotal                                        (2.9)    (6.0)   (0.9)   (1.7)   (1.0)

[24] [20]+[23]    Total Cash Expenses                             (3.0)   (11.0)  (1.2)    (1.9)   (1.1)
---------------------------------------------------------------------------------------------------------

                  NET CASH COLLECTIONS
[25] [17]         Total Cash Collections                          32.2     53.1    13.6    16.8    14.6
[26] [24]         Total Cash Expenses                             (3.0)   (11.0)   (1.2)   (1.9)   (1.1)
[27]              Movement in Expense Account                      2.8      2.8     1.2       -       -
[28]              Interest Payments                              (18.2)   (30.6)   (9.1)   (7.6)   (6.8)
[29]              Swap Payments                                    0.5      0.3     0.1    (0.1)   (0.5)
[30]              Exceptional Items                                  -        -       -       -     1.4
---------------------------------------------------------------------------------------------------------
[31] S [25]..[30] TOTAL                                           14.3     14.6     4.6     7.2     7.6
=========================================================================================================

---------------------------------------------------------------------------------------------------------

[32]              PRINCIPAL PAYMENTS
                  subclass A                                      14.2     11.1     3.8     6.4     6.8
                  subclass B                                         -      3.2     0.7     0.7     0.6
                  subclass C                                       0.1      0.3     0.1     0.1     0.2
                  subclass D                                         -        -       -       -       -
---------------------------------------------------------------------------------------------------------
                  Total                                           14.3     14.6     4.6     7.2     7.6
=========================================================================================================
---------------------------------------------------------------------------------------------------------

                  Debt Balances
                  subclass A                            998.4    984.2    973.1   969.3   962.9   955.9
                  subclass B                            154.8    154.8    151.6   150.9   150.2   149.5
                  subclass C                            164.1    164.0    163.7   163.7   163.6   163.2
                  subclass D                            100.0    100.0    100.0   100.0   100.0   100.0
---------------------------------------------------------------------------------------------------------
                  TOTAL                               1,417.3  1,403.0  1,388.4 1,383.9 1,376.7 1,368.6
=========================================================================================================
---------------------------------------------------------------------------------------------------------



               Aerco Limited - Cumulative Cash Performance to date - July 17, 2000 to March 15, 2001 (continued)
----------------------------------------------------------------------------------------------------------------
                                                          All amounts in millions     Dollar amounts expressed
                                                              of US dollars             as a percentage 2000
                                                          unless otherwise stated     Base Case Lease Rentals
----------------------------------------------------------------------------------------------------------------
                                                            Cumulative to Date          Cumulative to Date
                                                        Actual  Base Case  Variance  Actual  Base Case  Variance
----------------------------------------------------------------------------------------------------------------
                  CASH COLLECTIONS
 [1]              Lease Rentals                          126.4      125.8       0.6  100.5%     100.0%      0.5%
 [2]              - Renegotiated Leases                      -          -      0.0%    0.0%       0.0%      0.0%
 [3]              - Rental Resets                         (0.2)         -     (0.2%)  -0.2%       0.0%     -0.2%
----------------------------------------------------------------------------------------------------------------
 [4] S [1]..[3]   Contracted Lease Rentals               126.2      125.8       0.4  100.3%     100.0%      0.3%
 [5]              Movement in Current Arrears Balance     (4.6)         -      (4.6)  -3.7%       0.0%     -3.7%
                  less Net Stress-related Costs
 [6]              - Bad Debts                             (1.5)      (1.3)     (0.2)  -1.2%      -1.0%     -0.2%
 [7]              - Security Deposits Drawn Down           0.4                  0.4    0.3%       0.0%      0.3%
 [8]              - Restructured Arrears                   0.9        1.9      (1.0)   0.7%       1.5%     -0.8%
 [9]              - AOG                                   (2.1)      (5.3)      3.2   -1.7%      -4.2%      2.5%
[10]              - Other Leasing Income                     -                    -    0.0%       0.0%      0.0%
[11]              - Repossession Costs                    (0.1)      (1.0)      0.9   -0.1%      -0.8%      0.7%
----------------------------------------------------------------------------------------------------------------
[12] S [6]..[11]  sub-total                               (2.4)      (5.6)      3.2   -1.9%      -4.5%      2.6%
[13] [4]+[5]+[12] Net Lease Rentals                      119.2      120.2      (1.0)  94.8%      95.5%     -0.8%
[14]              Interest Earned                          3.7        2.3       1.4    2.9%       1.8%      1.1%
[15]              Drawings from Expense Account              -          -         -    0.0%       0.0%      0.0%
                  Maintenance Receipts                    12.0          -      12.0    9.5%       0.0%      9.5%
                  Maintenance Payments                    (4.6)         -      (4.6)  -3.7%       0.0%     -3.7%
----------------------------------------------------------------------------------------------------------------
[15]              Net Maintenance                          7.4          -       7.4    5.9%       0.0%      5.9%

[16] S [13]..[15] Total Cash Collections                 130.3      122.5       7.9  103.6%      97.3%      6.2%

                  CASH EXPENSES
                  Aircraft Operating Expenses
[17]              - Insurance                             (0.1)                       -0.1%       0.0%      0.0%
[18]              - Re-leasing and other overheads        (5.6)      (2.3)     (3.3)  -4.4%      -1.8%     -2.6%
----------------------------------------------------------------------------------------------------------------
[19] [17]+[18]    subtotal                                (5.7)      (2.3)     (3.4)  -4.5%      -1.8%     -2.6%

                  SG&A Expenses
[20]              Aircraft Servicer Fees
                  - Retainer Fee                          (1.6)      (1.5)     (0.1)  -1.2%      -1.2%     -0.1%
                  - Rent Collected Fee                    (1.6)      (1.3)     (0.3)  -1.3%      -1.0%     -0.2%
                  - Previous Servicer Fees                (1.8)                (1.8)  -1.4%       0.0%     -1.4%
----------------------------------------------------------------------------------------------------------------
[21]              sub-total                               (5.0)      (2.8)     (2.2)  -4.0%      -2.2%     -1.7%

[22]              Other Servicer Fees                     (7.5)      (4.8)     (2.7)  -6.0%      -3.8%     -2.1%
----------------------------------------------------------------------------------------------------------------
[23] [21]+[22]    subtotal                               (12.5)      (7.6)     (4.9)

[24] [20]+[23]    Total Cash Expenses                    (18.2)      (9.9)     (8.3) -14.5%      -7.9%     -6.6%
----------------------------------------------------------------------------------------------------------------

                  NET CASH COLLECTIONS
[25] [17]         Total Cash Collections                 130.3      122.5       7.9  103.6%      97.3%      6.2%
[26] [24]         Total Cash Expenses                    (18.2)      (9.9)     (8.3) -14.5%      -7.9%     -6.6%
[27]              Movement in Expense Account              6.8          -       6.8    5.4%       0.0%      5.4%
[28]              Interest Payments                      (72.3)     (68.7)     (3.6) -57.5%     -54.6%     -2.9%
[29]              Swap Payments                            0.3        1.5      (1.2)   0.2%       1.2%     -1.0%
[30]              Exceptional Items                        1.4        7.6      (6.2)   1.1%       6.0%     -4.9%
----------------------------------------------------------------------------------------------------------------
[31] S [25]..[30] TOTAL                                   48.3       53.0      (4.7)  38.4%      42.1%     -3.7%
===============================================================================================================
                                                             -
----------------------------------------------------------------------------------------------------------------
                                                             -
[32]              PRINCIPAL PAYMENTS                         -
                  subclass A                              42.4       45.6      (3.2)  33.7%     36.2%      -2.5%
                  subclass B                               5.2        6.7      (1.5)   4.1%      5.3%      -1.2%
                  subclass C                               0.7        0.7       0.0    0.6%      0.6%       0.0%
                  subclass D                                 -          -         -    0.0%      0.0%       0.0%
----------------------------------------------------------------------------------------------------------------
                  Total                                   48.3       53.0      (4.7)  38.4%     42.1%      -3.7%
===============================================================================================================
----------------------------------------------------------------------------------------------------------------

                  Debt Balances
                  subclass A                             955.9      952.7       3.2
                  subclass B                             149.4      147.9       1.5
                  subclass C                             163.2      163.2      (0.0)
                  subclass D                             100.0      100.0         -
----------------------------------------------------------------------------------------
                  TOTAL                                1,368.5    1,363.8       4.7
========================================================================================
----------------------------------------------------------------------------------------

                                                AerCo Limited

-----------------------------------------------------------------------------------------------------------------------------------
  Note:                 Report Line Name               Description
-----------------------------------------------------------------------------------------------------------------------------------

                  CASH COLLECTIONS
 [1]              Lease Rentals                        Assumptions per the July 2000 Prospectus
 [2]              - Renegotiated Leases                Change in contracted rental cash flow caused by a renegotiated lease
 [3]              - Rental Resets                      Re-leasing events where new lease rate deviated from the 2000 Base Case
 [4] S [1]..[3]   Contracted Lease Rentals             Current Contracted Lease Rentals due as at the latest Calculation Date

 [5]              Movement in Current Arrears Balance  Current contracted lease rentals not received as at the latest Calculation
                                                       Date, excluding Bad debts

                  less Net Stress related Costs
 [6]              - Bad debts                          Arrears owed by former lessees and deemed irrecoverable.
 [7]              - Restructured arrears               Current arrears that have been capitalised and restructured as a Note
                                                       Payable.
 [8]              - Security deposits drawn down       Security deposits received following a lesse default
 [9]              - AOG                                Lost of rental due to an aircraft being off-lease and non-revenue earning
[10]              - Other Leasing Income               Includes lease termination payments, rental guarantees and late payments charges
[11]              - Repossession                       Legal and technical costs incurred in repossessing aircraft.
[12] S [6]..[11]  sub-total

[13] [4]+[5]+[12] Net Lease Rentals                    Contracted Lease Rentals less Movement in Current Arrears Balance and Net
                                                       Stress related costs

[14]              Interest Earned                      Interest earned on monthly cash balances
[15]              Net Maintenance                      Maintenance Revenue Reserve received less and reimbursements to lessees.
[16] S [13]..[15] Total Cash Collections               Net Lease Rentals + Interest Earned + Net Maintenance
-----------------------------------------------------------------------------------------------------------------------------------

                  CASH EXPENSES
                  Aircraft Operating Expenses          All operational costs related to the leasing of aircraft.
[17]              - Insurance                          Premium for contingent insurance policies
[18]              - Re-leasing and other               Costs associated transferring an aircraft from one lessee to another
[19] [17]+[18]    subtotal

                  SG&A Expenses
[20]              Aircraft Servicer Fees               Monthly and annual fees paid to Aircraft Servicer
                  - Base Fee                           Fixed amount per month per aircraft
                  - Rent Contracted Fee                1.00% of rental contracted for the month
                  - Rent Collected Fee                 1.25% of rental received for the month
                  - Previous Servicer Fees             Fees paid to the previous Servicer of AerFi
[21] [20]         subtotal
[22]              Other Servicer Fees                  Administrative Agent, trustee and professional fees paid to other service providers.
[23] [21]+[22]    subtotal

[24] [19]+[23]    Total Cash Expenses                  Aircraft Operating Expenses + SG&A Expenses
-----------------------------------------------------------------------------------------------------------------------------------

                  NET CASH COLLECTIONS
[25] [16]         Total Cash Collections               line 16 above
[26] [24]         Total Cash Expenses                  line 24 above
[27]              Movement in Expense Account          Movement in Expense Account
[28]              Interest Payments                    Interest paid on all outstanding debt
[29]              Swap payments                        Net swap payments (paid) /received
[30]              Proceeds from Aircraft Sales         Proceeds, net of fees and expenses, from the sale of aircraft
[31] S [25]..[30] Exceptional Items                    Includes adjustment for aircraft included in the Basecase but not acquired by AerCo
                  TOTAL
-----------------------------------------------------------------------------------------------------------------------------------

                                                AerCo Limited
------------------------------------------------------------------------------------------------------------------
Coverage Ratios                                                              2000
                        Closing                     Actual                 Base Case
------------------------------------------------------------------------------------------------------------------
Net Cash Collections                                    48.3                53.0
Add Back Interest                                       72.3                68.7
Add Back Swap Payments                                  -0.3                -1.5
Net Cash Collections                                   120.3               120.2

Swaps                                                   -0.3                -1.5
Class A Interest                                        29.1                29.0
Class A Minimum                                            -                 7.5
Class B Interest                                         4.8                 4.8
Class B Minimum                                          1.6                 3.1
Class C Interest                                         5.6                 4.5
Class C Minimum                                            -                   -
Class D Interest                                         3.5                 3.5
Class D Minimum                                            -                   -
Class A Scheduled                                          -                   -
Class B Scheduled                                        1.6                 1.7
Class C Scheduled                                        0.4                 0.4
Class D Scheduled                                          -                   -
Permited Aircraft Modifications                                                -
Class A Supplemental                                    25.3                22.7
                                                 -----------------------------------------
Total                                                   71.6                75.7
                                                 -----------------------------------------

Interest Coverage Ratio
Class A                                                 4.18                4.37  = a/(b+c)
Class B                                                 3.58                3.02  = a/(b+c+d+e)
Class C                                                 2.95                2.53  = a/(b+c+d+e+f+g)
Class D                                                 2.72                2.36  = a/(b+c+d+e+f+g+h+i)

Debt Coverage Ratio
Class A                                                 2.62                2.28  = a/(b+c+d+e+f+g+h+i+ j+k)
Class B                                                 2.62                2.28  = a/(b+c+d+e+f+g+h+i+j+k+l)
Class C                                                 2.62                2.28  = a/(b+c+d+e+f+g+h+i+j+k+l+m)
Class D                                                 2.62                2.28  = a/(b+c+d+e+f+g+h+i+j+k+l+m+n)

Loan-to-Value Ratios

                         ---------------------------------------------------------------------
                            2000 Base Case              Actual           2000 Base Case
                              15-Jul-00                15-Mar-01           15-Mar-01
                         ---------------------------------------------------------------------
Assumed Portfolio Value        1,566.7                   1,510.1             1,502.8

Liquidity Reserve Amount
Cash                              65.0                      65.0                65.0
  - Accrued Expenses               5.0                       7.6                 5.0
  - Security Deposits             22.4                      21.4                22.4
                         --------------              ------------        ------------
subtotal cash                     92.4                      94.0                92.4
 Letters of Credit                   -                         -                   -
                         --------------              ------------        ------------
Total Liquidity Reserve           92.4                      94.0                92.4

Total Asset Value              1,659.1                   1,604.1             1,595.2

Note Balance
Class A                          998.4         60.2%       955.9   59.6%       952.7    59.7%
Class B                          154.8         69.5%       149.4   68.9%       147.9    69.0%
Class C                          164.1         79.4%       163.2   79.1%       163.2    79.2%
Class D                          100.0         85.4%       100.0   85.3%       100.0    85.5%
                          -------------              ------------        ------------
Total                          1,417.3                   1,368.5             1,363.8
------------------------------------------------------------------------------------------------------------------

[1] Interest Coverage Ratio is equal to Net Cash Collections, before Interest and swap payments, expressed as a ratio of the swap costs and interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

[2] Debt Service Ratio is equal to Net Cash Collections before interest and swap payments, expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Notes plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

[3] Assumed Portfolio Value represents the Inital Appraised Value of each aircraft in the Portfolio multipled by the Depreciation Factor at Calculation date divided by the Depreciation Factor at Closing date.

[4] Total Asset Value is equal to Total Portfolio Value plus Liquidity Reserve Amount